BAKER                                                                                                                                     TRI-CITIES TENNESSEE/VIRGINIA
DONELSON                                                                                                100 MED TECH PARKWAY
 BEARMAN, CALDWELL                                                                                                                                                                     SUITE 200
 & BERKOWITZ, PC                                                                                                                                                                              JOHNSON CITY, TENNESSEE  37604
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LINDA M. CROUCH-MCCREADIE
Direct Dial: (423) 975-7623
Direct Fax: (423) 979-7623
E-Mail Address: lcrouch@bakerdonelson.com

January 7, 2008

Mr. Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C.  20549

Re:	Provectus Pharmaceuticals, Inc.
Registration Statement on Form SB-2
File No. 333-147783

Dear Mr. Riedler

On behalf of Provectus Pharmaceuticals, Inc. (the “Company” or the “Registrant”), this letter is intended to respond to the comments received from the Staff of the Securities and Exchange Commission by letter dated December 13, 2007 (the “Letter”), to Mr. Timothy C. Scott, Ph.D, with respect to the above-referenced filing of the Registrant.  The following discussion is intended to respond to Staff comments made in the Letter.  The following paragraphs of this letter are numbered to correspond to the numbers of the comments contained in the Letter.

Form S-B2

Comment 1.     In an appropriate place in your prospectus, please provide descriptions of the private placement transactions pursuant to which you sold securities to the selling shareholders listed in the filing.

Response 1.     Registrant has revised the prospectus as requested. Please see the new section beginning on page 15.

Comment 2.     We note that it appears that two of the selling shareholders, Eric A. Wachter and Gryffindor Capital Partners I, LLC, are affiliates of the company. The sale by these affiliated selling shareholders appears to be “by or on behalf of the registrant” and therefore a primary offering.  As it appears you are not eligible to use Form S-3 for a primary offering of your equity securities, you would not be eligible to conduct an at the market offering for those securities held by affiliated selling shareholders.  Please revise your registration statement to identify the affiliated selling shareholders as underwriters and set a price for the offering.

Response 2.     The registration statement has been revised to remove the references to Eric Wachter and Gryffindor Capital Partners I, LLC, as they will not be selling shareholders.

On behalf of the Registrant, we acknowledge that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the Registrant has been responsive to the Commission's comments.  If there are additional questions or comments, please contact the undersigned.

Very truly yours,

/s/ Linda M. Crouch-McCreadie

cc:	Timothy C. Scott, Ph.D.